FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 7, 2014

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company will hold the Investor Conference Call on April 30, 2014”, dated April 7, 2014.

2.
Taiwan Stock Exchange filing entitled, “To announce the acquisition of stock of Sungen Power Corporation on behalf of Star River Energy Corporation ("Star River"), a subsidiary of AUO”, dated April 7, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 7, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
April 7, 2014
English Language Summary

Subject:   The company will hold the Investor Conference Call on April 30, 2014
Regulation:   Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2014/04/07

Content:
1. Date of the investor conference: 2014/04/30
2. Time of the investor conference: 14:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference:
2014 1st Quarter Results Investor Conference
5. The presentation of the investor conference release:
Please refer to MOPS or AUO's website for 1Q2014 investor conference presentation.
6. Will the presentation be released in the Company’s website:
http://auo.com/
7. Any other matters that need to be specified:
A live webcast of the conference call and replay will be available via http://www.auo.com/?sn=454&lang=en-US.

Item 2

AU Optronics Corp.
April 7, 2014
English Language Summary

Subject:   To announce the acquisition of stock of Sungen Power Corporation on behalf of Star River Energy Corporation ("Star River"), a subsidiary of AUO
Regulation:   Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2014/04/07

Content:
1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):
Common Stock of Sungen Power Corporation ("Sungen Power")
2. Date of occurrence of the event: 2014/04/07
3. Volume, unit price, and total monetary amount of the transaction:
Volume: 26,370 thousand shares
Unit price: NT$14.1714 per share
Total monetary amount: NT$373.7 million
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the  trading counterpart is not required to be disclosed):
AU Optronics Corporation ("AUO"), the parent company of Star River
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:
To make long-term equity investment; N/A; N/A; N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:
The dates and prices AUO acquired Sungen Power common stock:
December 2010, 3,700 thousand shares at NT$10 per share
March 2012, 3,700 thousand shares at NT$10 per share

June 2012, 18,970 thousand shares at NT$10 per share
The person's relationship to the company at those times: N/A
7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Bullet; N/A; N/A
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The transaction was based on the JV agreement. The promoters of Star River also resolved on the acquisition of stock of Sungen Power.
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Current cumulative volume: 26,370 thousand shares
Current cumulative amount: NT$373.7 million
Shareholding percentage of the holding: 100%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Current ratio of long or short term securities investment (including the current trade) to the total assets on the standalone financial statements: 69.2%
Current ratio of long or short term securities investment (including the current trade) to the shareholder's equity on the consolidated financial statements: 69.2%
The operational capital on the standalone financial statements: NT$ 166.3 million
13. Broker and broker's fee:
Broker: China Development Industrial Bank
Broker's fee: covered by the financial advisory service agreement signed between China Development Industrial Bank and Star River

14. Concrete purpose or use of the acquisition or disposition:
  To make long-term equity investment
15. Net worth per share of company underlying securities acquired or disposed of: NT$11.16
16. Do the directors have any objection to the present transaction?: No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18. Any other matters that need to be specified: None